UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934*

DECISIONPOINT SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

________________24345A101_________________
(CUSIP Number)

Donald W. Rowley
25501 Arctic Ocean Drive
Lake Forest, CA 92630
Telephone: 949.770.4835

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2012
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   24345A101

1.	Names of Reporting Persons

Donald W. Rowley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)          □
(b)          □

3.	SEC Use Only ………………………………………………………………………….

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

US

Number of Shares Bene-	7.	Sole Voting Power 596,724
ficially Owned by Each Reporting	8.	Shared Voting Power -0-
Person With	9.	Sole Dispositive Power 596,724
	10.	Shared Dispositive Power -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

596,724

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)□

13.           Percent of Class Represented by Amount in Row (11)

6.5% (1)

14.           Type of Reporting Person (See Instructions)

IN

(1)	Based on 9,125,075 shares outstanding as of November 29, 2012.

Item 1.                      Security and Issuer

 This Schedule 13D relates to shares of the common stock, $.001 par value per share, of DecisionPoint Systems, Inc., a Delaware corporation (the "Company").  The address of the principal executive office of the Company is 8697 Research Drive, Irvine, CA 92618.

Item 2.                     Identity and Background

(a)	This statement is being filed by Donald W. Rowley (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 25501 Arctic Ocean Drive, Lake Forest, CA 92630.

(c)	The Reporting Person’s present principal occupation is Chief Executive Officer of iTEK Holding, Inc, 25501 Arctic Ocean Drive, Lake Forest, CA 92630.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States.

Item 3.                      Source and Amount of Funds or Other Consideration

On December 20, 2012, the Company redeemed all 283,067 shares of Series C Preferred Stock held by the Reporting Person for an aggregate redemption price (including accrued dividends) of $943,536.

Item 4.                      Purpose of Transaction

The shares of the Company were acquired by the Reporting Person for investment purposes.

Item 5.                      Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 596,724 shares of the Company’s common stock, which represents approximately 6.5% of the Company’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 596,724 shares of common stock of the Company.

(c)
Other than the acquisition or disposition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Company during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 596,724 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Donald W. Rowley
Donald W. Rowley
December 28, 2012